                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    9  )*
                                          ------

                           Prudential Realty Trust
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Capital Shares of Beneficial Interest
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 74435P-20-3
- --------------------------------------------------------------------------------
                                (CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz, 1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 26, 1995
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                        SCHEDULE 13D
CUSIP NO.  74435P-20-3                                                                             PAGE    2    OF    5     PAGES
                                                                                                        -------     ------
- -----------------------------------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                                                  |
|     | S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON                                                                        |
|     |                                                                                                                           |
|     | RICHARD M. OSBORNE                                                                                                        |
|-----|---------------------------------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) [ x ]  |
|     |                                                                                                                    -----  |
|     |                                                                                                                (b) [   ]  |
|     |                                                                                                                    -----  |
|-----|---------------------------------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                                              |
|-----|---------------------------------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                                          |
|     |                                                                                                                           |
|     | PF                                                                                                                        |
|-----|---------------------------------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                         |
|     | TO ITEMS 2(d) OR 2(e)                                                                                              [   ]  |
|     |                                                                                                                    -----  |
|-----|---------------------------------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                      |
|     |                                                                                                                           |
|     | OHIO                                                                                                                      |
|---------------------------------------------------------------------------------------------------------------------------------|
|            NUMBER OF         |      7 |  SOLE VOTING POWER                                                                      |
|                              |        |                                                                                         |
|              SHARES          |        |   2,160,100                                                                             |
|                              |--------|-----------------------------------------------------------------------------------------|
|           BENEFICIALLY       |      8 |  SHARED VOTING POWER                                                                    |
|                              |        |                                                                                         |
|             OWNED BY         |        |                                                                                         |
|                              |--------|-----------------------------------------------------------------------------------------|
|              EACH            |      9 |  SOLE DISPOSITIVE POWER                                                                 |
|                              |        |                                                                                         |
|            REPORTING         |        |  2,160,100                                                                              |
|                              |--------|-----------------------------------------------------------------------------------------|
|             PERSON           |     10 |  SHARED DISPOSITIVE POWER                                                               |
|                              |        |                                                                                         |
|              WITH            |        |                                                                                         |
|---------------------------------------------------------------------------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                                              |
|     |                                                                                                                           |
|     | 2,160,100                                                                                                                 |
|-----|---------------------------------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                            |
|     | SHARES*                                                                                                            [   ]  |
|     |                                                                                                                    -----  |
|-----|---------------------------------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                                        |
|     |                                                                                                                           |
|     | 19.4%                                                                                                                     |
|-----|---------------------------------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                                                 |
|     |                                                                                                                           |
|     | IN                                                                                                                        |
- -----------------------------------------------------------------------------------------------------------------------------------

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CUSIP No. 74435P-20-3

  This Amendment No. 9 to Schedule 13D Statement is filed on behalf of RICHARD
M. OSBORNE ("RMO") for the purpose of reporting the acquisition by him of 113,300 capital shares of beneficial interest, $0.01 par value (the "Capital Stock"), of Prudential Realty Trust, a Massachusetts business trust ("Prudential"), in seven transactions between April 17, 1995 and April 26, 1995.

Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The Capital Stock reported herein as having been acquired by RMO was acquired for an approximate aggregate purchase price of $39,000, which was paid from the personal funds of RMO.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) According to the most recently available filing with the Securities and Exchange Commission by Prudential, there are 11,135,000 shares of Capital Stock outstanding. RMO beneficially owns 2,160,100 shares of Capital Stock, or approximately 19.4% of the outstanding Capital Stock. As reported on its Amendment No. 2 to Schedule 13D Statement being filed concurrently herewith, Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), beneficially owns 1,873,300 income shares of beneficial interest of Prudential (the "Income Stock"), representing approximately 16.8% of the outstanding Income Stock. RMO is the sole managing member of the Fund. Under Section 13d(3) of the Securities Exchange Act of 1934, as amended, RMO and the Fund may be deemed members of a group.

             (b) RMO has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 2,160,100 shares of Capital Stock owned by him.

             (c) During the past sixty days and in addition to the transactions reported on the Schedule 13D filed by RMO on November 29, 1994, Amendment No. 1 to the Schedule 13D filed by RMO on December 8, 1994, Amendment No. 2 to the Schedule 13D filed by RMO on December 27, 1994, Amendment No. 3 to the Schedule 13D filed by RMO on January 17, 1995, Amendment No. 4 to the
Schedule 13D filed by RMO on February 3, 1995, Amendment No. 5 to the Schedule 13D filed by RMO on February 21, 1995, Amendment No. 6 to the Schedule 13D filed by RMO on February 23, 1995, Amendment No. 7 to the Schedule 13D filed by RMO on April 7, 1995 and Amendment No. 8 to the Schedule 13D filed by RMO on April 19, 1995, RMO has purchased the Capital Stock in open market transactions as set forth below:


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
CUSIP No. 74435P-20-3



                                 Date                        Number of Shares        Approximate Per Share Price
                     ------------------------------          ----------------        ---------------------------
                     April 17, 1995                         10,300                       $0.31
                     April 18, 1995                          2,700                       $0.31
                     April 19, 1995                         10,000                       $0.31
                     April 21, 1995                         32,300                       $0.34
                     April 24, 1995                         32,500                       $0.38
                     April 25, 1995                         19,500                       $0.34
                     April 26, 1995                          4,000                       $0.31


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CUSIP No. 74435P-20-3


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 1995                                /s/ Richard M. Osborne
                                                    -------------------------
                                                    Richard M. Osborne





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